NEWS RELEASE

February 28, 2008

Symbol:	Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Confirms High-Grade Gold Veins at Curraghinalt with Additional Deep Drill Hole

Vancouver, February 28, 2008 – Tournigan Gold Corporation (TVC:TSX-V; TGP: Frankfurt) today provided the results of a deep drill hole, CT-53, at its Curraghinalt gold deposit in Northern Ireland. The hole was not previously disclosed in the resource estimate announced December 5, 2007, as it was completed post deadline for resource evaluation.

CT-53 was drilled to a depth of 501 metres and located to the north of the main resource zone. It was drilled as part of an ongoing program of testing the down dip extension of the main resource. The hole intersected 16 mineralized veins including seven of particularly high grade. CT-53 returned similar vein grades and widths to those recorded in hole CT-26; the last deep hole in the deposit that was included in the December resource estimate.

Highlights include:

From	To	Width (m)	g/t Au
57.25	58.25	1.00	9.0
78.37	79.37	1.00	9.7
165.64	166.64	1.00	18.1
175.58	176.58	1.00	10.6
370.04	371.04	1.00	15.7
430.07	431.12	1.05	66.9
444.79	445.79	1.00	22.8

More details of the significant intercepts are listed below.

"Hole CT-53 elevates our confidence in the structure and down dip extension of these high-grade gold veins at Curraghinalt," said Tournigan president and CEO, James Walchuck. "We will continue to drill at depth and along strike to extend this resource with plans for a further 4,000 metres of infill and step out drilling in 2008."

The December 5, 2007 Curraghinalt resource estimate was prepared by independent consultant Micon International Limited of Toronto. It reported an indicated resource of 250,000 ounces of gold contained in 570,000 tonnes of material with an average grade of 13.95 grams of gold per tonne, and an inferred resource of 350,000 ounces of gold contained in 640,000 tonnes of material with an average grade of 17.15 grams of gold per tonne based on a cut-off of 6 grams of gold per tonne and a minimum vein width of 1 metre.

Vaughan Williams, P. Geo., Eur. Geol., of Aurum Exploration Services, Tournigan's consulting geologist and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained herein.

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Significant intercepts in drill hole CT-53 are as follows:

From	To	Width (m)	g/t Au
57.25	58.25	1.00	9.0
78.37	79.37	1.00	9.7
107.78	108.03	0.25	3.4
116.98	117.98	1.00	5.5
141.71	142.74	1.03	3.7
165.64	166.64	1.00	18.1
168.35	169.45	1.10	5.6
175.58	176.58	1.00	10.6
276.24	278.24	1.00	2.8
370.04	371.04	1.00	15.7
375.85	376.85	1.00	5.0
395.94	396.19	0.25	8.2
430.07	431.12	1.05	66.9
444.79	445.79	1.00	22.8
465.57	466.57	1.00	2.9
495.13	495.38	0.25	5.7

The following images are available from Tournigan’s web site:

A plan map showing drill locations: Appendix I
A section map of highlighting CT-53: Appendix II
A table showing intercepts of CT-53 and CT-26: Appendix III

Grant of Stock Options

The Corporation also announces the grant of 1,812,500 incentive stock options to directors, officers, employees and consultants of the Corporation at an exercise price of $1.16 being the closing price of the Corporation’s common shares on the TSX Venture Exchange on February 27, 2008. The stock options are subject to vesting provisions and the terms and conditions of the Corporation’s Stock Option Plan. The stock options will expire after a period of five years from the date of issuance and are subject to regulatory approval.

About Tournigan

Tournigan is a mineral resource company that has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The company has obtained licenses in countries that are economically and politically stable, have good infrastructure, and a highly educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

"James Walchuck"

James Walchuck, President and CEO

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Ireland or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Knox Henderson, Tournigan Investor Relations, at +(604) 637-3563, or visit www.tournigan.com

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

CT-53
CT-26
CT-51
CT-25
CT-24
CT-50
CT-23

Relative locations of CT-23 to 26 and CT-50, 51 & 53

Curraghinalt Deposit - Northern Ireland
Schematic - Section 256970 E
South
North
106-64
106-66
106-85
106-29
90-43
90-14
04-CT-18
90-16
04-CT-19
90-31
07-CT-53
200 m
100 m
0 m
-100 m
-200 m
Vein 70
Vein 60
Vein 40
Vein 30
1.0m @ 9.0 g/t Au
1.0m @ 9.7 g/t Au
1.0m @ 18.1 g/t Au
1.0m @ 10.6 g/t Au
1.0m @ 15.7 g/t Au
1.05m @ 66.9 g/t Au
1.0m @ 22.8 g/t Au
Legend
Mineralized Intersections - Gold Composites
Veins
Borehole
Borehole Projected
0
100 Metres

Appendix III

Curraghinalt, Northern Ireland

Significant intercepts of holes CT-26 and CT-53

CT-26 (2004)
From	To	Width (m)	g/t Au
149.36	150.74	1.06	31.0
181.50	182.00	0.50	8.1
195.05	195.30	0.25	17.1
210.18	210.43	0.25	6.9
214.88	215.92	1.04	23.2
262.49	262.74	0.25	9.7
287.56	287.81	0.25	21.8
377.60	378.71	1.11	5.2
365.92	366.12	0.20	10.4
407.86	408.02	0.16	6.3
416.16	417.73	1.57	56.3
442.51	443.31	0.80	12.8

CT - 53 (2007)
From	To	Width (m)	g/t Au
57.25	58.25	1.00	9.0
78.37	79.37	1.00	9.7
107.78	108.03	0.25	3.4
116.98	117.98	1.00	5.5
141.71	142.74	1.03	3.7
165.64	166.64	1.00	18.1
168.35	169.45	1.10	5.6
175.58	176.58	1.00	10.6
276.24	278.24	1.00	2.8
370.04	371.04	1.00	15.7
375.85	376.85	1.00	5.0
395.94	396.19	0.25	8.2
430.07	431.12	1.05	66.9
444.79	445.79	1.00	22.8
465.57	466.57	1.00	2.9
495.13	495.38	0.25	5.7

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com